UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                         The First Australia Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 23, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP No. 318652104                     13D                          Page 2 of 9
--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person

     Laurence Freedman
     I.R.S. No.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds

     AF, PF
--------------------------------------------------------------------------------

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Australia
--------------------------------------------------------------------------------

                  7        Sole Voting Power
 Number of                 None
   Shares                  -----------------------------------------------------
Beneficially      8        Shared Voting Power
  Owned by                 1,674,689
    Each                   -----------------------------------------------------
  Reporting       9        Sole Dispositive Power
   Person                  None
    With                   -----------------------------------------------------
                  10       Shared Dispositive Power
                           1,674,689
                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,674,689
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     9.7%
--------------------------------------------------------------------------------
14   Type of Reporting Person
     IN
--------------------------------------------------------------------------------

                       (Continued on the following pages)

CUSIP No. 318652104                     13D                          Page 3 of 9
--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person

     Brian Sherman
     I.R.S. No.

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
     AF, PF
--------------------------------------------------------------------------------

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Australia
--------------------------------------------------------------------------------

                  7        Sole Voting Power
 Number of                 None
   Shares                  -----------------------------------------------------
Beneficially      8        Shared Voting Power
  Owned by                 1,674,689
    Each                   -----------------------------------------------------
  Reporting       9        Sole Dispositive Power
   Person                  None
    With                   -----------------------------------------------------
                  10       Shared Dispositive Power
                           1,674,689
                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,674,689
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     9.7%
--------------------------------------------------------------------------------
14   Type of Reporting Person
     IN
--------------------------------------------------------------------------------

                       (Continued on the following pages)

CUSIP No. 318652104                     13D                          Page 4 of 9
--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person

     EquitiLink Limited
     I.R.S. No.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
     AF, WC
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     New South Wales, Australia
--------------------------------------------------------------------------------
                  7        Sole Voting Power
 Number of                 None
   Shares                  -----------------------------------------------------
Beneficially      8        Shared Voting Power
  Owned by                 1,171,227
    Each                   -----------------------------------------------------
  Reporting       9        Sole Dispositive Power
   Person                  None
    With                   -----------------------------------------------------
                  10       Shared Dispositive Power
                           1,171,227
                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,171,227
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     6.8%
--------------------------------------------------------------------------------
14   Type of Reporting Person
     HC, CO
--------------------------------------------------------------------------------

                       (Continued on the following pages)

CUSIP No. 318652104                     13D                          Page 5 of 9
--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person

     EquitiLink U.S.A., Inc.
     I.R.S. No. 521635331
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
     AF
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
                  7        Sole Voting Power
 Number of                 None
   Shares                  -----------------------------------------------------
Beneficially      8        Shared Voting Power
  Owned by                 453,400
    Each                   -----------------------------------------------------
  Reporting       9        Sole Dispositive Power
   Person                  None
    With                   -----------------------------------------------------
                  10       Shared Dispositive Power
                           453,400
                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     453,400
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     2.6%
--------------------------------------------------------------------------------
14   Type of Reporting Person
     CO
--------------------------------------------------------------------------------

                            Statement on Schedule 13D
                            -------------------------


Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of The First Australia Fund, Inc. (the "Fund"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which has its principal executive offices at Gateway Center 3, 100 Mulberry Street, Newark, New Jersey 07102.

Item 2.  Identity and Background.

     This Schedule 13D is being filed by Laurence Freedman, Brian Sherman, EquitiLink Limited and EquitiLink U.S.A., Inc. ("EquitiLink U.S.A."; together with Laurence Freedman, Brian Sherman and EquitiLink Limited, the "Reporting Persons"). EquitiLink Limited is a company organized under the laws of New South Wales, Australia, and is the holding company of EquitiLink Australia Limited ("EAL"). EAL, a registered investment adviser, is the Fund's Investment Adviser. EquitiLink Limited is a direct wholly owned subsidiary of EquitiLink Holdings Limited, a holding company organized under the laws of New South Wales, Australia ("EHL"). The principal business offices of EquitiLink Limited and EHL are located at Level 3, 190 George Street, Sydney, NSW 2000, Australia.

     EquitiLink U.S.A. is a wholly owned subsidiary of EquitiLink International Management Limited, a registered investment adviser organized under the laws of Jersey, Channel Islands ("EIML"), which is the Fund's Investment Manager. EquitiLink U.S.A. engages in marketing for the EquitiLink group. The principal business offices of EquitiLink U.S.A. are located at 45 Broadway, 31st Floor, New York, New York 10006. EIML's principal business offices are located at P.O. Box 578, St. Helier, Jersey, Channel Islands, JE4 5XB.

     Laurence Freedman and Brian Sherman indirectly own approximately 85% of each of EHL and EIML.

     The  names,  addresses,   principal  occupations  and  citizenship  of  the
executive officers and directors of EquitiLink Limited and EquitiLink U.S.A., Inc. are set forth in Annex A hereto and are incorporated herein by reference.

     No person named in this Item 2, or in Annex A hereto, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The shares of Common Stock acquired by the Reporting Persons were acquired for an aggregate purchase price of approximately $14.0 million, of which approximately $6.3 million came from treasury reserves of EquitiLink Limited; approximately $1.9 million was borrowed by EquitiLink Limited from each of Hestian Pty. Limited, a company controlled by Brian Sherman, and Link Enterprises (Holding) Pty. Limited, a company controlled by Laurence Freedman, each on ordinary commercial terms; and approximately $3.9 million as a capital contribution to EquitiLink U.S.A. from EIML. Messrs. Freedman and Sherman each purchased 4,000 shares with $31,500 of personal funds.

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in light of their confidence in the strong growth prospects for the Australian equity markets and in the Fund's effectiveness as a vehicle for investing in Australia. In addition, the Reporting Persons desire to demonstrate their confidence in, and commitment to, the Fund in light of certain shareholder proposals to be presented at the Fund's annual meeting on April 23, 1999 (the "Annual Meeting"), which proposals are discussed in the Fund's Proxy Statement, filed with the Securities and Exchange Commission on March 16, 1999 (the "Proxy Statement"). The Reporting Persons believe these proposals are harmful to the Fund and its shareholders and plan to vote the shares of Common Stock reported herein for which they have proxies against such proposals and in accordance with the recommendation of the Board of Directors of the Fund.

     The Reporting Persons may acquire additional shares of Common Stock, or dispose of shares of Common Stock, from time to time, in open market or privately negotiated transactions. Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (i) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Fund.

          (a) The Reporting Persons beneficially own an aggregate of 1,678,689 shares of Common Stock, constituting approximately 9.8% of the outstanding shares of Common Stock (computed on the basis of 17,189,998 shares of Common Stock outstanding as of January 26, 1999 as reported in the Proxy Statement). In the aggregate, all persons named in Item 2 and Annex A hereto, which is incorporated herein by reference, beneficially own 1,679,254 shares of Common Stock, which represents 9.8% of the outstanding shares of Common Stock.

          (b) Each of Laurence Freedman, Brian Sherman and Richard Strickler owns 4,000, 4,000 and 565 shares of Common Stock, respectively, with sole voting and dispositive power for all such shares. Messrs. Freedman and Sherman each share voting and dispositive power with each of EquitiLink Limited, EquitiLink U.S.A. and EIML, with respect to 1,171,227, 453,400 and 46,062 shares of Common Stock, respectively.

          (c) During the past sixty days, the Reporting Persons have purchased a total of 1,632,627 shares of Common Stock in privately negotiated transactions. On March 23, 1999, the Reporting Persons agreed to purchase 879,700 shares of Common Stock from Tattersall Advisory Group (such agreement, the "Tattersall Agreement") at a price of $8.57 per share.(1) EquitiLink U.S.A. acquired 453,400 of these shares, while the remaining 426,300 shares of Common Stock were acquired by

-----------------------
(1) The parties' written agreement covered 884,700 shares; the parties orally agreed to exclude 5,000 of these shares held by Tattersall.

EquitiLink Limited. Also on March 23, 1999, EquitiLink Limited agreed to purchase 744,927 shares of Common Stock from the President and Fellows of Harvard College (such agreement, the "Harvard Agreement"), at a price of $8.5625 per share. The Tattersall Agreement and Harvard Agreement were consummated on March 26, 1999 and March 29, 1999, respectively. As part of these transactions, the Reporting Persons received irrevocable proxies for 1,624,127 of the shares of Common Stock purchased, entitling them to vote such shares at the Annual Meeting. The Tattersall Agreement and related proxies are attached as Exhibit 1 and the Harvard Agreement and related proxy are attached as Exhibit 2.

     In addition, on March 16, 1999, Brian Sherman and Laurence Freedman each purchased 4,000 shares of Common Stock on the open market at a price of $7.875 per share.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Fund.

          See Items 4 and 5.

Item 7.  Materials to be Filed as Exhibits.

          Exhibit 1. Agreement, dated March 23, 1999, between the Reporting Persons and Tattersall Advisory Group, together with related proxies.

          Exhibit 2. Stock Purchase Agreement, dated as of March 23, 1999, between the EquitiLink Limited and the President and Fellows of Harvard College, together with related proxy.

          Exhibit 3. Joint Filing Agreement, dated March 31, 1999, among Laurence Freedman, Brian Sherman, EquitiLink Limited and EquitiLink U.S.A.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  April 1, 1999

                                     Laurence Freedman


                                     /s/ Laurence Freedman
                                     -------------------------------------------


                                     Brian Sherman


                                     /s/ Brian Sherman
                                     -------------------------------------------


                                     EquitiLink Limited



                                     By:  /s/ Barry Sechos
                                          --------------------------------------
                                          Name:   Barry Sechos
                                          Title:  Director


                                     EquitiLink U.S.A., Inc.



                                     By:  /s/ Richard P. Strickler
                                          --------------------------------------
                                          Name:   Richard P. Strickler
                                          Title:  Managing Director

                                     ANNEX A

                        EXECUTIVE OFFICERS AND DIRECTORS

          The names of the members of the boards of directors and executive officers of EquitiLink Limited, EquitiLink, U.S.A., their present principal occupations and beneficial ownership of Common Stock are set forth below. Unless otherwise indicated, each individual is a citizen of Australia and the business address of each person is the address of the respective company with which such person is associated.

1.   EquitiLink Limited
     Level 3
     190 George Street
     Sydney, NSW  2000
     Australia

                                                                                                 Shares of Common
                                                                                                 Stock Beneficially
                                                                                                 Owned and % of
                                                                                                 Outstanding on
Name and Position Held                                   Principal Occupations                   March 29, 1999
----------------------------------------   ---------------------------------------------------   ----------------

Brian Sherman                              President of The First Australia Fund, Inc.;          1,674,689; 9.7%*
              - Chairman                   Vice President, Director and Chairman, The First
                                           Commonwealth Fund, Inc.; President and Director,
                                           The First Australia Prime Income Fund, Inc.;
                                           Joint Managing Director and Chairman,  First
                                           Australia Prime Income  Investment  Company
                                           Limited;  Chairman,  EquitiLink Limited;
                                           Chairman and Joint Managing Director, EquitiLink
                                           Australia Limited; Chairman and Director,
                                           EquitiLink Holdings Limited; Director, EquitiLink
                                           International Management Limited; Joint Managing
                                           Director, MaxiLink Limited; Joint Managing Director,
                                           First Resources Development Fund Limited; Director,
                                           Ten Group Pty. Limited; Director, Ten Network
                                           Holdings Limited; Director, Sydney Organizing
                                           Committee for the Olympic Games.




                                                                                                 Shares of Common
                                                                                                 Stock Beneficially
                                                                                                 Owned and % of
                                                                                                 Outstanding on
Name and Position Held                                   Principal Occupations                   March 29, 1999
----------------------------------------   ---------------------------------------------------   ----------------

Laurence Freedman                          Chairman and Vice President of the First              1,674,689; 9.7%*
              -  Director                  Australia Fund, Inc.; Vice President, Director
                                           and Chairman, The First Australia Prime Income
                                           Fund, Inc.; President and Director, The First
                                           Commonwealth Fund, Inc.; Joint Managing Director,
                                           First Australia Prime Income Investment Company
                                           Limited; Founder and Joint Managing Director,
                                           EquitiLink Australia Limited; Director, EquitiLink
                                           Limited; Director, EquitiLink Holdings Limited;
                                           Director, EquitiLink International Management
                                           Limited; Chairman and Joint Managing Director,
                                           MaxiLink Limited

Ouma Sananikone-Fletcher                   Chief Executive Officer and Investment Director,      0; 0%
              - Director                   EquitiLink Australia Limited; Director,
                                           EquitiLink Holdings Limited

Barry Sechos                               Director and General Counsel, EquitiLink              0; 0%
              - Director                   Australia Limited; Director, EquitiLink
                                           Holdings Limited

Paul Percy Ashford Harris                  Private Investor                                      0; 0%
            - Non-Executive Director
Level 6
175 Macquarie Street
Sydney NSW 2000
Australia

--------------------------
*    Messrs. Freedman and Sherman each own 4,000 shares of Common Stock directly and 1,171,227, 453,400 and 46,062 shares of Common Stock indirectly through control of EquitiLink Limited, EquitiLink U.S.A. and EIML, respectively.




2.   EquitiLink U.S.A., Inc.
     45 Broadway
     31st Floor
     New York, New York  10006
     U.S.A.

                                                                                                 Shares of Common
                                                                                                 Stock Beneficially
                                                                                                 Owned and % of
                                                                                                 Outstanding on
Name and Position Held                                   Principal Occupations                   March 29, 1999
----------------------------------------   ---------------------------------------------------   ----------------

Richard Strickler                          Managing Director, EquitiLink U.S.A., Inc.            565; 0%
              - Director
              - Citizen of the United
              States

David Manor                                Managing Director, EquitiLink International           0; 0%
              - Director                   Management Limited
P.O. Box 578
17 Bond Street
St. Helier, Jersey
Channel Islands JE4 5XB

EXHIBIT 1
---------


                                     [LOGO]

                                   EQUITILINK
                                  U.S.A., INC.

                             FACSIMILE TRANSMISSION


DATE:             Tuesday. March 23, 1999                NO. OF PAGES:  5
                                                         (including Cover Sheet)

MESSAGE TO:       Shannon Fake                           FAX NO:  804 285 8373
                  Tattersall Advisory Group

MESSAGE FROM:     Barry Sechos

SUBJECT:          IAF

--------------------------------------------------------------------------------

MESSAGE:

Further to our numerous telephone conversations, I confirm Tattersall Advisory Group's agreement to sell (in its capacity as Investment Manager of a number of client accounts) to EquitiLink, and EquitiLink's agreement to purchase, a total of 884,700 shares in The First Australia Fund, Inc. at an average price of US$8.57 per share: total consideration of US$7,551,879.

The trade is to settle this Friday, March 26 1999 and is conditional on receipt from each of the registered holders of this parcel (being a number of Custodians) delivering to EquitiLink duly executed irrevocable proxies in the form previously sent to you, which will permit EquitiLink to vote this parcel of shares at the Annual General Meeting currently scheduled to take place on April 23 1999. Tattersall Advisory Group agrees to procure the delivery of these proxies from each of the Custodians on or immediately before settlement.

Three of the six proxies required now follow for execution by the relevant Custodians named therein, with the other 3 to follow shortly.

It is agreed the terms of this purchase will be kept confidential by all parties except for disclosures required under law.

Could you please acknowledge Tattersall's agreement to this sale on the above terms by signing dating and returning copy of this letter to me by facsimile. Many thanks.

Kind regards


/s/ Barry Sechos
------------------------------
Barry Sechos

Tattersall Advisory Group agrees to the above terms and conditions.


SIGNED:  /s/ Shannon Fake
         -------------------------------
DATE:    March 23, 1999

First Union National Bank
Capital Management Group
VA3305
Post Office Box 26311
Richmond, Virginia 23260


                   IRREVOCABLE PROXY COUPLED WITH AN INTEREST
                   ------------------------------------------


     The undersigned irrevocably appoints each of Brian Sherman and Laurence Freedman (the "Proxy Holders"), or any designees of either of the Proxy Holders, as attorneys-in-fact and proxies with respect to 119,900 shares of common stock, par value $.01 per share (the "Shares"'), of The First Australia Fund, Inc., a Maryland corporation (the "Fund"), each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares and with respect to any and all other shares or other securities issued or issuable in respect of such Shares on or after the day and year written below. Such appointment shall be effective immediately and is coupled with an interest in the stock to be voted hereunder. All prior powers of attorney and proxies given by such stockholder with respect to the Shares (and such other shares and securities) are hereby revoked and no subsequent proxies shall be granted by the undersigned with respect to the Shares (or such other shares and securities). The Proxy Holders (or any designees of either of the Proxy Holders) shall be empowered to exercise all voting and other rights of the undersigned as they in their sole discretion may deem proper at the 1999 annual meeting of shareholders of the Fund or any adjournment or postponement thereof, by consent in lieu of any such meeting or otherwise.

                                            First Union National Bank, trustee

                                            By: /s/Louella Glessner
                                               -------------------------------
                                            Name:  Louella Glessner

                                            Title:  Assistant Vice President

                                            Dated: March 25, 1999

DTC Participant Number 929

First Union National Bank
GA9007
Capital Management Group
999 Peachtree Street, NE
Atlanta, Georgia 30309


                                                                  March 25, 1999


Mr. Bill Regner
Debevoise & Plimpton
875 Third Avenue
New York, NY 10022
(212) 909-6698

          RE: Carpenters Location No. 225 & Millwrights Local No. 1263 International Equity - A/C #3046162120
               15,700 Shares First Australia Fund, Inc Cusip 31865210

Dear Mr. Regner

On behalf of the above mentioned account, the undersigned irrevocably appoints each of Brian Sherman and Laurence Freedman (the "Proxy Holders"), or any designers of either of the Proxy Holders, as attorneys-in-fact and proxies with respect to 15,700 shares of common stock, par value $.01 per shares (the "Shares"), of the First Australia Fund, Inc. a Maryland corporation (the "Fund"). Each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares and with respect to any and all shares or other securities issued or issuable in respect of such Shares on or after the day and year written below. Such appointment shall be effective immediately and is coupled with an interest in the stock to be voted hereunder. All prior powers of attorney and proxies given by such stockholder with respect to the Shares (and such other shares and securities) are hereby revoked and no subsequent proxies shall be granted by the undersigned with respect to the Shares (or such other shares and securities). The Proxy Holders (or any designees of either of the Proxy Holders) shall be empowered to exercise all voting and other rights of the undersigned as they in their sole discretion may deem proper at the 1999 annual meeting of shareholders of the Fund or any adjournment or postponement thereof, by consent in lieu of any such meeting or otherwise.

                                               FIRST UNION NATIONAL BANK

DTC Participant No.: 929                       By:   /s/Patrick McGarl
                                                    ----------------------------
                                                    Name:   Patrick McGarl
                                                    Title:  Vice President

                                                    Dated:  March 25, 1999
Cc: Shannon S. Brown

[LOGO]   State Street


                   Irrevocable Proxy Coupled with an Interest
                   ------------------------------------------


     The undersigned irrevocably appoints each of Brian Sherman and Laurence Freedman (the "Proxy Holders"), or any designees of either of the Proxy Holders, as attorneys-in-fact and proxies with respect to 66,600 shares of common stock, par value $.01 per share (the "Shares"), of The First Australia Fund, Inc., a Maryland corporation (the "Fund"), each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares and with respect to the Shares and with respect to any and all other shares or other securities issued or issuable in respect of such Shares on or after the day and year written below. Such appointment shall be effective immediately and is coupled with an interest in the stock to be voted hereunder. All prior powers of attorney and proxies given by such stockholder with respect to the Shares (and such other shares and securities) are hereby revoked and no subsequent proxies shall be granted by the undersigned with respect to the Shares (or such other shares and securities). The Proxy Holders (or any designees of either of the Proxy Holders) shall be empowered to exercise all voting and other rights of the undersigned as they in their sole discretion may deem proper at the 1999 annual meeting of shareholders of the Fund or any adjournment or postponement thereof, by consent in lieu of any such meeting or otherwise.


                                               STATE STREET BANK AND TRUST
                                                     COMPANY



DTC Participant No.: 997                       By: /s/ Thomas D. Fletcher, Sr.
                                                  ------------------------------
                                                  Name:  Thomas D. Fletcher, Sr.
                                                  Title: Client Service Manager


                                               Dated:  March 25, 1999

[LOGO]


                           THE NORTHERN TRUST COMPANY

                           FIFTY SOUTH LA SALLE STREET

                             CHICAGO, ILLINOIS 60675

                   Irrevocable Proxy Coupled with an Interest


     The undersigned irrevocably appoints each of Brian Sherman and Laurence Freedman (the "Proxy Holders"), or any designees of either of the Proxy Holders, as attorneys-in-fact and proxies with respect to 296,000 shares of common stock, Par value $.01 per share (the "Shares"), of the First Australia Fund, Inc., a Maryland corporation (the "Fund"), each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares and with respect to any and all other shares or other securities issued or issuable in respect of such Shares on or after the day and year written below. Such appointment shall be effective immediately and is coupled with an interest in the stock to be voted hereunder. All prior powers of attorney and proxies given by such stockholder with respect to the Shares (and such other shares and securities) are hereby revoked and no subsequent proxies shall be granted by the undersigned with respect to the Shares (or such other shares and securities). The Proxy Holders (or any designees of either of the Proxy Holders) shall be empowered to exercise all voting and other rights of the undersigned as they in their sole discretion may deem proper at the 1999 annual meeting of shareholders of the Fund or any adjournment or postponement thereof, by consent in lieu of any such meeting or otherwise.

                                              THE NORTHERN TRUST COMPANY


DTC Participant No. 2669                      By:  /s/ Reola Sanders
                                                 -------------------------------
                                                 Name:   Reola Sanders
                                                 Title:  Trust Officer

                                              Dated:  March 25, 1999

Citibank, F.S.B.                   Katherine B. Allen
Worldwide Securities Services      Vice President
                                   U.S. Custody and Employee
500 West Madison Street            Benefit Trust
6th Floor/Zone 4
Chicago, IL 60661-2591

Tel 312-627-5330
Fax 312-627-5353
katherine.allen@citicorp.com


                   Irrevocable Proxy Coupled with an Interest
                   ------------------------------------------


The undersigned irrevocable appoints each of Brian Sherman and Laurence Freedman (the "Proxy Holders"), or any designees of either of the Proxy holders, as attorneys-in-fact and proxies with respect to 287,000 shares of common stock, par value S.01 per share (the "Shares"), of The First Australia Fund, Inc., a Maryland corporation (the "Fund"), each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares and with respect to any and all other shares or other securities issued or issuable in respect of such Shares on or after the day and year written below. Such appointment shall be effective immediately and is coupled with an interest in the stock to be voted hereunder. All prior powers of attorney and proxies given by such stock holder with respect to the Shares (and such other shares and securities) are hereby revoked and no subsequent proxies shall be granted by the undersigned with respect to the Shares (or other such shares and securities). The Proxy Holders (or any designees of either of the Proxy holders) shall be empowered to exercise all voting and other rights of the undersigned as they in their sole discretion may deem proper at the 1999 annual meeting of shareholders of the Fund or any adjournment or postponement thereof, by consent in lieu of any such meeting or otherwise.


                                              CITIBANK, F.S.B., not individually
                                              but solely, as Trustee of the
                                              Delta Master Trust


DTC Participant No. 908                       By: /s/ Katherine B. Allen
                                                 -------------------------------
                                                 Name:  Katherine B. Allen
                                                 Title: Vice President

                                              Dated:  March 25, 1999


Delta Master Trust

Citibank, F.S.B.                   Jon K. Toman
Worldwide Securities Services      Vice President
                                   U.S. Custody and Employee
500 West Madison Street            Benefit Trust
6th Floor/Zone 4
Chicago, IL 60661-2591

Tel 312-627-5348
Fax 312-627-5353
jon.toman@citicorp.com


                   Irrevocable Proxy Coupled with an Interest
                   ------------------------------------------


The undersigned irrevocable appoints each of Brian Sherman and Laurence Freedman (the "Proxy Holders"), or any designees of either of the Proxy holders, as attorneys-in-fact and proxies with respect to 8,600 shares of common stock, par value $.01 per share (the "Shares"), of The First Australia Fund, Inc., a Maryland corporation (the "Fund"), each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares and with respect to any and all other shares or other securities issued or issuable in respect of such Shares on or after the day and year written below. Such appointment shall be effective immediately and is coupled with an interest in the stock to be voted hereunder. All prior powers of attorney and proxies given by such stock holder with respect to the Shares (and such other shares and securities) are hereby revoked and no subsequent proxies shall be granted by the undersigned with respect to the Shares (or other such shares and securities). The Proxy Holders (or any designees of either of the Proxy holders) shall be empowered to exercise all voting and other rights of the undersigned as they in their sole discretion may deem proper at the 1999 annual meeting of shareholders of the Fund or any adjournment or postponement thereof, by consent in lieu of any such meeting or otherwise.

                                              CITIBANK, F.S.B., not individually
                                              but solely, as Custodian of the
                                              Maine Medical Center Endowment



DTC Participant no. 908                       By:  /s/ Jon K. Toman
                                                 -------------------------------
                                                 Name:  Jon K. Toman
                                                 Title: Vice President

                                              Dated: March 25, 1999


Maine Medical Endowment International

Citibank, F.S.B.                   Jon K. Toman
Worldwide Securities Services      Vice President
                                   U.S. Custody and Employee
500 West Madison Street            Benefit Trust
6th Floor/Zone 4
Chicago, IL 60661-2591

Tel 312-627-5348
Fax 312-627-5353
jon.toman@citicorp.com


                   Irrevocable Proxy Coupled with an Interest
                   ------------------------------------------

The undersigned irrevocably appoints each of Brian Sherman and Laurence Freedman (the "Proxy Holders"), or any designees of either of the Proxy Holders, as attorneys-In-fact and proxies with respect to 4,300 shares of common stock, par value $.01 per share (the "Shares"), of The First Australia Fund Inc., a Maryland Corporation ( the "Fund"), each with full power of substitution, to the full extent of such stockholder's fights with respect to the Shares and with respect to any and all other securities issued or issuable in respect of such Shares on or after the day and year written below. Such appointment shall be effective immediately and is coupled with an interest in stock to be voted hereunder. All prior powers of attorney and proxies given by such stockholder with respect to the Shares (and such other securities) are hereby revoked and no subsequent proxies shall be granted by the undersigned with respect to the Shares (or such other shares and securities). The Proxy Holders (or any designees of either of the Proxy Holders) shall be empowered to exercise all voting and other rights of the undersigned as they in their sole discretion may deem proper at the 1999 annual meeting of shareholders of the Fund or any adjournment or postponement thereof, by consent In lieu of any such meeting or otherwise.


                                              CITIBANK, F.S.B., not individually
                                              but solely, as Trustee of the
                                              Maine Medical Center Master Trust


DTC Participant no. 908                       By:   /s/ Jon K. Toman
                                                 -------------------------------
                                                 Name:  Jon K. Toman
                                                 Title: Vice President


                                              Dated:  March 25, 1999


Maine Medical Pension International

THE BANK OF NEW YORK
New York's First Bank - Founded 1784 By Alexander Hamilton
                        90 Washington Street, New York, N.Y.  10286


                   Irrevocable Proxy Coupled with an Interest
                   ------------------------------------------


     The undersigned irrevocably appoints each of Brian Sherman and Laurence Freedman (the "Proxy Holders"), or any designees of either of the Proxy Holders, as attorneys-in-fact and proxies with respect to 22,700 shares of common stock, par value $.01 per share (the "Shares"), of The First Australia Fund Inc., a Maryland Corporation ( the "Fund"), each with full power of substitution, to the full extent of such stockholder's fights with respect to the Shares and with respect to any and all other securities issued or issuable in respect of such Shares on or after the day and year written below. Such appointment shall be effective immediately and is coupled with an interest in stock to be voted hereunder. All prior powers of attorney and proxies given by such stockholder with respect to the Shares (and such other securities) are hereby revoked and no subsequent proxies shall be granted by the undersigned with respect to the Shares (or such other shares and securities). The Proxy Holders (or any designees of either of the Proxy Holders) shall be empowered to exercise all voting and other rights of the undersigned as they in their sole discretion may deem proper at the 1999 annual meeting of shareholders of the Fund or any adjournment or postponement thereof, by consent In lieu of any such meeting or otherwise.


                                              THE BANK OF NEW YORK


DTC Participant no. 901                       By:    /s/ Abid Acosta
                                                 -------------------------------
                                                 Name:   Abid Acosta
                                                 Title: Assistant Vice President


                                              Dated:  March 25, 1999

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - Founded 1784 By Alexander Hamilton
                        90 Washington Street, New York, N.Y. 10286


March 25, 1999

Mr. Bill Regner
Debevoise & Plimpton
875 Third Avenue
New York, NY  100022

               Subject:  Irrevocable Proxy Coupled with an Interest
                         ------------------------------------------

     The undersigned irrevocably appoints each of Brian Sherman and Laurence Freedman (the "Proxy Holders"), or any designees of either of the Proxy Holders, as attorneys-in-fact and proxies with respect to 58,400 shares of common stock, par value $.01 per share (the "Shares"), of The First Australia Fund, Inc, a Maryland corporation (the "Fund"), each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares and with respect to any and all other securities issued or issuable in respect of such Shares on or after the day and year written below. Such appointment shall be effective immediately and is coupled with an interest in stock to be voted hereunder. All prior powers of attorney and proxies given by such stockholder with respect to the Shares (and such other securities) are hereby revoked and no subsequent proxies shall be granted by the undersigned with respect to the Shares (or such other shares and securities). The proxy Holders (or any designees of either of the Proxy Holders) shall be empowered to exercise all voting and other rights of the undersigned as they in their sole discretion may deem proper at the 1999 annual meeting of shareholders of the Fund or any adjournment or postponement thereof, by consent in lieu of any such meeting or otherwise.


DTC Participant #: 901                 The Bank of New York



                                        By:    /s/ Bhisham Dudley
                                             -------------------------------
                                             Name:  Bhisham Dudley
                                             Title: Assistant Vice President

EXHIBIT 2
---------


                            STOCK PURCHASE AGREEMENT


     AGREEMENT, dated as of March 23, 1999 (the "Agreement"), between EquitiLink Limited (the "Purchaser"), and President and Fellows of Harvard College (the "Seller").

     1. Purchase and Sale. The Seller agrees to sell to the Purchaser, and the Purchaser agrees to purchase, or cause its designee to purchase, from the Seller, upon the terms and subject to the conditions hereinafter set forth, the shares of common stock, par value $.01 per share (the "Fund Common Stock") of The First Australia Fund, Inc., a Maryland corporation (the "Fund"), set forth on Schedule A hereto (the "Shares"), at a price of U.S.$8.5625 per Share, or a total price of $6,378,437.44 (the "Purchase Price").

     2. Irrevocable Proxy Coupled With an Interest. The Seller irrevocably appoints the Purchaser, or any designees of the Purchaser, as attorneys-in-fact and proxies with respect to the Shares sold by such Seller pursuant to Section 1 herein, each with full power of substitution, to the full extent of such stockholder's rights with respect to such Shares and with respect to any and all other shares or other securities issued or issuable in respect of such Shares on or after the day and year first written above. Such appointment will be effective upon the Closing (as defined in Section 5 herein) and is coupled with an interest in the stock to be voted thereunder. Upon the Closing, all prior powers of attorney and proxies given by such stockholder with respect to such Shares (and such other shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The Purchaser (or its designees), as proxies, will be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Fund's stockholders or any adjournment or postponement thereof, by consent in lieu of any such meeting or otherwise. The obligations of the Purchaser to consummate the transactions contemplated hereby shall be subject to the condition that immediately upon the Purchaser's payment for the Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares.

     3. Seller's Representations and Warranties. The Seller represents and warrants to the Purchaser that (a) the Seller is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against the Seller in accordance with its terms; and neither the execution of this Agreement nor the sale of the Shares or the grant of a proxy pursuant to this Agreement will contravene any provision of applicable law or any judgment, order or decree of any governmental agency or court having jurisdiction over the Seller or any of its assets or will constitute a violation of, or conflict with, or default under, any contract, commitment, agreement, understanding or arrangement to which the Seller is a party or by which the Seller or any of the Shares is bound; (b) at the Closing (as hereinafter defined), the Seller will deliver valid and marketable title to such Shares free and clear of all claims, liens, charges, encumbrances, security interests and restrictions on disposition by the Seller, and will transfer such Shares to Purchaser or its designee, free and clear of all claims, liens, charges, encumbrances and security interests, with full power to vote such Shares at all meetings of stockholders of the Fund, including the 1999 annual meeting of the Fund's stockholders (the "Annual Meeting"); and (c) except for the Shares, the Seller does not beneficially own any securities entitled to be voted generally in the election of directors of the Fund or any direct or indirect options or other rights to acquire any such securities. The Seller will, upon request of the Purchaser, promptly execute and deliver or cause to be executed and delivered all additional documents reasonably deemed by the Purchaser to be necessary, appropriate or desirable to complete and evidence the sale, assignment and transfer of the Shares pursuant to this Agreement, including, without limitation, stock powers endorsed in blank with signatures guaranteed and appropriate proxies from the person or persons who held the Shares of record on the record date for the Annual Meeting.

     4. Purchaser's Representations and Warranties. The Purchaser represents and warrants to the Seller that the Purchaser is duly authorized to execute and deliver this Agreement and that this Agreement is a valid and binding agreement, enforceable against the Purchaser in accordance with its terms; and neither the execution of this Agreement nor the purchase of the Shares will contravene any provision of applicable law or any judgment, order or decree of any governmental agency or court having jurisdiction over the Purchaser or any of its assets or will constitute a violation of, or conflict with, or default under, any contract, commitment, agreement, understanding or arrangement to which the Purchaser is bound.

     5. Closing. The closing of the purchase and sale of the Shares contemplated hereby (the "Closing") shall take place at the offices of _______________________, at ________ a.m. on March 29, 1999, or such other time, date or place as the parties may mutually agree. At the Closing:

          (a) the Seller will sell, transfer and deliver the number of Shares set forth in Schedule A hereto, represented by certificates duly endorsed in blank or accompanied by (i) stock powers duly executed, in either case with signatures duly guaranteed, and coupled with (ii) irrevocable proxies for such Shares as agreed in Section 2 herein, executed by the person or persons who held such Shares of record on January 26, 1999;

          (b) the Purchaser or its designee will purchase the Shares and deliver to the Seller a certified or official bank check payable to or upon the order of the Seller, or wired funds in the discretion of the Seller, in the amount set forth in Schedule A hereto.

     6. Dividends, etc. Any dividend or other distribution (cash, stock or otherwise) on the Shares with a record date on or after the date of this Agreement will be for the account of the Purchaser and will be delivered to the Purchaser on the later of the date of receipt thereof or the date of the Closing. Any dividend or other distribution (cash, stock or otherwise) on the Shares with a record date prior to the date of this Agreement will be for the account of the Seller.

     7. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement.

     8. Survival. All representations, warranties and agreements made by the Seller and by the Purchaser in this Agreement shall survive the Closing hereunder and any investigation at any time made by or on behalf of any party hereto.

     9. Notices. All notices, claims, requests, demands and other communications hereunder will be in writing, will be deemed effective upon receipt and shall be given as follows:

          (a) If to the Purchaser, to:

              The EquitiLink Group
              Level 3, 190 George Street
              Sydney NSW 2000, Australia
              Attention:  Barry G. Sechos

              with a copy to:

              Debevoise & Plimpton
              875 Third Avenue
              New York, N.Y.  10022
              Attention:  Meredith M. Brown


          (b) If to the Seller, to:

              Michael Pradko
              Vice President, Chief Risk Officer
              Harvard Management Company
              600 Atlantic Avenue
              Boston, MA  02210-2203

or such other address as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

     10. Miscellaneous. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party, except that the rights and obligations of the Purchaser may be assigned by the Purchaser to a third party, but no such transfer shall relieve the Purchaser of its obligations hereunder if such transferee does not perform such obligations. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable New York principles of conflicts of law).

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by a general partner of the Purchaser and by a duly authorized officer of the Seller on the day and year first written above.


                                          EQUITILINK LIMITED



                                          By:  /s/  Barry Sechos
                                             -----------------------------------
                                                Name:  Barry Sechos
                                                Title: Director


                                          PRESIDENT & FELLOWS OF HARVARD
                                             COLLEGE

                                          By:  Harvard Management Company


                                          By:  /s/ Kimberly J. Noble
                                             -----------------------------------
                                                Name:  Kimberly J. Noble
                                                Title: Authorized Signatory


                                          By:  /s/Michael S. Pradko
                                             -----------------------------------
                                                Name:  Michael S. Pradko
                                                Title: Authorized Signatory

                                   SCHEDULE A

     Upon the terms and subject to the conditions set forth in the Agreement, the Seller will sell the Shares set forth below and receive a bank check or wired funds, in the discretion of the Seller, in the amount set forth below.

                                                               Closing
                                                          Bank Check or Wire
Seller                   Number of Shares                      Amount
------                   ----------------                 -------------------

President & Fellows of       744,927                         $6,378,437.44
Harvard College

                   Irrevocable Proxy Coupled with an Interest
                   ------------------------------------------


     The undersigned irrevocably appoints each of Brian Sherman and Laurence Freedman (the "Proxy Holders"), or any designees of either of the Proxy Holders, as attorneys- in-fact and proxies with respect to 744,927 shares of common stock, par value $.01 per share (the "Shares"), of The First Australia Fund, Inc., a Maryland corporation (the "Fund"), each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares and with respect to any and all othe rshares or other securities issued or issuable in respect of such Shares on or after the day and year written below. Such appointment shall be effective immediately and is coupled with an interest in the stock to be voted hereunder. All prior powers of attorney and proxies given by such stockholder with respect to the Shares (and such other shares and securities) are hereby revoked and no subsequent proxies shall be granted by the undersigned with respect to the shares (or such other shares and securities). The Proxy Holders (or any designees of either of the proxy Holders) shall be empowered to exercise all voting and other rights of the undersigned as they in their sole discretion may deem proper at the 1999 annual meeting of shareholders of the Fund or any adjournment or postponement thereof, by consent in lieu of any such meeting or otherwise.


                                        STATE STREET BANK AND TRUST COMPANY


DTC Participant No.: 997                By:  /s/ Timothy J. Ribaderyra
                                           -------------------------------------
                                           Name:  Timothy J. Ribaderyra
                                           Title: Vice President


                                           Dated:  March 26, 1999

EXHIBIT 3
---------

                                            JOINT FILING AGREEMENT

           The undersigned hereby agree, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this agreement is attached as an exhibit is filed on behalf of each of them.

           This agreement may be executed in one or more counterparts, which together shall consitute a single agreement.

           Dated:  March 31, 1999


                                        LAURENCE FREEDMAN


                                        /s/ Laurence Freedman
                                        ------------------------------------


                                        BRIAN SHERMAN


                                        /s/ Brian Sherman
                                        ------------------------------------


                                        EQUITILINK LIMITED


                                        By:/s/ Barry Sechos
                                           ---------------------------------
                                           Name:   Barry Sechos
                                           Title:  Director


                                        EQUITILINK U.S.A., INC.


                                        By:/s/Richard P. Strickler
                                           --------------------------------
                                           Name:   Richard P. Strickler
                                           Title:  Managing Director